UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Regencell Bioscience Holdings Limited

(Name of Company)

Ordinary Shares, $0.00001 Par Value

(Title of Class of Securities)

G7487R100

(CUSIP Number)

Yat-Gai Au

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Regencell (BVI) Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		10,342,105
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		10,342,105

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.79%(1)
14	TYPE OF REPORTING PERSON

CO

(1)	Percentage is calculated based on the 12,645,105 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Yat-Gai Au
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong Special Administrative Region of the People's Republic of China (“Hong Kong”)
	7	SOLE VOTING POWER

		10,342,105
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		10,342,105

	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.79%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated based on the 12,645,105 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”) of Regencell Bioscience Holdings Limited, a Cayman Islands company (the “Issuer”), whose principal executive office is located at 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong.

Item 2.	Identity and Background.

(a)	The Statement is jointly filed by Regencell (BVI) Limited and Yat-Gai Au (each, a “Reporting Person,” together, the “Reporting Persons”). Yat-Gai Au is the sole director and sole shareholder of Regencell (BVI) Limited.

(b)	The Reporting Persons’ principal business address is 11/F First Commercial Building, 33-35 Leighton Road, Causeway Bay, Hong Kong.

(c)	The Reporting Persons are currently significant stockholders of the Issuer. The principal occupation of Yat-Gai Au is being the Chief Executive Officer and chairman of the board of directors of the Issuer. Yat-Gai Au is the sole director and sole shareholder of Regencell (BVI) Limited.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Regencell (BVI) Limited is a company incorporated in British Virgin Islands. Mr. Yat-Gai Au is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds and Other Consideration.

On October 30, 2014, Mr. Yat-Gai Au acquired 10,000 Ordinary Shares of the Issuer in a private transaction pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. On September 28, 2020, Mr. Yat-Gai Au transferred the 10,000 Ordinary Shares to Regencell (BVI) Limited, which is wholly owned by Mr. Yat-Gai Au. On March 18, 2021, the Issuer issued a convertible note to Mr. Yat-Gai Au in the principal amount of $3,250,000 (the "Note"), pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder, automatically convertible into Ordinary Shares, upon the completion of the Company’s initial public offering, at the same price as the offering price per Ordinary Shares to be issued in the initial public offering to Mr. Yat-Gai Au or his designees.

On May 31, 2021, the Company effectuated a forward split at a ratio of 1,000-for-1 to increase its authorized capital shares from 100,000,000 Ordinary Shares with a par value of $0.01 per share to 100,000,000,000 Ordinary Shares with a par value of $0.00001 per share, or the 2021 Forward Split.

On July 20, 2021, the Issuer issued 342,105 Ordinary Shares to Regencell (BVI) Limited, designee of Mr. Yat-Gai Au, pursuant to the Note. As a result of the 2021 Forward Split and conversion of the Note, Mr. Yat-Gai Au indirectly owns and controls 10,342,105 Ordinary Shares of the Issuer through his 100% ownership of Regencell (BVI) Limited.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only. The Reporting Persons may make further acquisitions of the Issuer’s Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing and except in Yat-Gai Au’s capacity as the Chief Executive Officer and the chairman of the board of director of the Issuer and the beneficial owner of 10,345,105 Ordinary Shares of the Issuer, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.

(d)	None.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Regencell (BVI) Limited and Mr. Yat-Gai Au are subject to lock-up agreements with the Maxim Group LLC whereby Regencell (BVI) Limited and Mr. Yat-Gai Au have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Ordinary Shares or similar securities for a period commencing on the date of the underwriting agreement with Maxim Group LLC and ending one hundred and eighty days after such date. Copies of such agreement are attached as Exhibit 99.2 and 99.3 and are incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated July 27, 2021.

Exhibit 99.2*	Lock-up Agreement by and between Maxim Group LLC and Mr. Yat-Gai Au, dated July 15, 2021.

Exhibit 99.3*	Lock-up Agreement by and between Maxim Group LLC and Regencell (BVI) Limited, dated July 15, 2021.

*	filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2021

	By:	/s/ Yat-Gai Au
	Name:	Yat-Gai Au

Regencell (BVI) Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au Sole Director